# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Satellogic Inc., CIK 0001874315
CUSIP: G7823S101
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Date of event which requires filing of this statement: 05/30/2025
Amends the filing with accession number 0001011438-23-000044
Filed by CIK 0001962608
Persons authorized to receive notices and communications: Hannover Holdings S.A., 28, Boulevard d'Avranches, L-1160, Luxembourg, Luxembourg (N4), -, 352 20 60 11 84

## Reporting persons
- Hannover Holdings S.A. (CIK 0001962608): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 6,472,357; shared voting power 0; sole dispositive power 6,472,357; shared dispositive power 0; aggregate amount beneficially owned 6,472,357 (7.2% of the class)
- Baitcon Investments Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 6,472,357; shared voting power 0; sole dispositive power 6,472,357; shared dispositive power 0; aggregate amount beneficially owned 6,472,357 (7.2% of the class)
- Ellipse Global Holding Ltd.: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 6,472,357; shared voting power 0; sole dispositive power 6,472,357; shared dispositive power 0; aggregate amount beneficially owned 6,472,357 (7.2% of the class)
- Tanhill Management Limited: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); source of funds: other (OO); sole voting power 6,472,357; shared voting power 0; sole dispositive power 6,472,357; shared dispositive power 0; aggregate amount beneficially owned 6,472,357 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Satellogic Inc.
Address of issuer's principal executive offices: 210 Delburg Street, Davidson, North Carolina (NC), 28036
Comment:
The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Hannover Holdings S.A. ("Hannover"), Baitcon Investments Ltd. ("Baitcon"), Ellipse Global Holding Ltd. ("Ellipse"), and Tanhill Management Limited ("Tanhill", and together with Hannover, Baitcon and Ellipse, the "Reporting Persons") on February 2, 2023. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of this Schedule 13D is amended as follows:

The business address of Hannover is 28, Boulevard d'Avranches, L-1160, Luxembourg.

The business address of Ellipse is Sassoon House, Shirley Street and Victoria Avenue, Nassau, The Bahamas.
Citizenship:
Item 2(f) of this Schedule 13D is amended as follows:

Ellipse is incorporated under the laws of the Commonwealth of The Bahamas.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 6,472,357 Class A Shares of the Issuer that are directly held by Hannover. Such amount represents approximately 7.2% of the Class A Shares outstanding, based on 90,526,937 Class A Shares outstanding as of May 2, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 99.1 and such information is incorporated herein by reference. All such transactions were carried out in open market transactions.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Transactions Effected by the Reporting Persons During the Past 60 Days.

## Signatures
- Hannover Holdings S.A.: /s/ Giovanni Dell'Orto, Giovanni Dell'Orto/Chairman (06/03/2025)
- Baitcon Investments Ltd.: /s/ Giovanni Dell'Orto, Giovanni Dell'Orto/President (06/03/2025)
- Ellipse Global Holding Ltd.: /s/ Giovanni Dell'Orto, Giovanni Dell'Orto/President (06/03/2025)
- Tanhill Management Limited: /s/ Giovanni Dell'Orto, Giovanni Dell'Orto/Director (06/03/2025)